October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alexandra Barone

Re:

Sarcos Technology and Robotics Corporation
Registration Statement on Form S-1

(File No. 333-260296)

Acceleration Request

                                    Requested Date:         Thursday, October 21, 2021

                                    Requested Time:         4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sarcos Technology and Robotics Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-260296) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 883-2524.

[Signature page follows]

Securities and Exchange Commission

October 19, 2021

Sincerely,

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

/s/ Benjamin Wolff

Benjamin Wolff

Chief Executive Officer

Enclosures

cc:	Julie Wolff, Sarcos Technology and Robotics Corporation

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.